Apogee Acquisition Corp

2106 House Ave Suite 375
Cheyenne, Wyoming 82001

March 26, 2026

VIA EDGAR

United States Securities and Exchange

Commission Division of Corporation Finance

100 F Street, NE

Washington, D.C.

20549

RE:	Apogee Acquisition Corp (the “Company”)
Registration Statement on Form S-1
(File No. 333-294102) (the “Registration Statement”)

Gentlemen:

Reference is made to the letter submitted as correspondence via EDGAR on March 24, 2026 in which the Company requested the acceleration of the above-referenced Registration Statement.

The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature page follows]

Very truly yours,

APOGEE ACQUISITION CORP

By:	/s/ Jeffrey Smith
Name:	Jeffrey Smith
Title:	Chief Executive Officer

cc:	Tricia Branker, Esq., Greenberg Traurig, P.A.